
07008333


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SECTION

SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8- 19318

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fox, Reusch & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Tri-State Building
(No. and Street)

Cincinnati	Ohio	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George W. Meyers — (513) 721-1331 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - if individual, state last, first, middle name)

6296 Rucker Road, Suite G	Indianapolis	Indiana	46220
(Address)	(City)	(State)	(Zip Code)

PROCESSED
NOV 05 2007
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, George W. Meyers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fox, Reusch & Co., Inc., as of June 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Title

PATRICIA A. CRAMERDING
NOTARY PUBLIC STATE OF OHIO
My Commission Expires 11/23/2009



Notary Public


NOTARIAL

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fox, Reusch & Co., Inc.

Financial Report

June 30, 2007


Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Fox, Reusch & Co., Inc.

Independent Auditor's Report

We have audited the accompanying statements of financial condition of Fox, Reusch & Co., Inc. as of June 30, 2007 and June 30, 2006, and the related statements of income, changes in shareholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fox, Reusch & Co., Inc. as of June 30, 2007 and June 30, 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

August 16, 2007

Fox, Reusch & Co., Inc.

Statements of Financial Condition

Assets	June 30, 2007	June 30, 2006
Cash and cash equivalents	$ 319,291	$ 208,839
Cash segregated for the exclusive benefit of customers	38,535	38,042
Receivables	83	3,500
Income taxes receivable	-	525
Prepaid expenses	18	3,718
Securities owned	44,565	111,555
Deferred tax asset	43,885	25,905
Equipment, net of accumulated depreciation	5,339	8,674
Total Assets	$ 451,716	$ 400,758

Liabilities and Shareholders' Equity

	June 30, 2007	June 30, 2006
Liabilities		
Accounts payable	$ 10,911	$ 6,304
Accrued expenses	198	80
Note payable - officer	100,000	-
Total Liabilities	111,109	6,384
Shareholders' Equity		
Common stock, no par value; 250 shares authorized; 52 shares issued and outstanding	52,000	52,000
Additional paid-in capital	225,000	200,000
Retained earnings	214,204	292,971
Total	491,204	544,971
Less 26.1 shares treasury stock	(150,597)	(150,597)
Total Shareholders' Equity	340,607	394,374
Total Liabilities and Shareholders' Equity	$ 451,716	$ 400,758

The accompanying notes are an integral part of these financial statements

Fox, Reusch & Co., Inc.

Statements of Income

	For The Years Ended	
	June 30, 2007	June 30, 2006
Revenues		
Net gain on security transactions	$ 110,055	$ 212,165
Expense reimbursement from affiliated companies	65,800	52,200
Interest income	10,637	4,241
	186,492	268,606
Operating Expenses		
Employee compensation and benefits	174,395	189,716
Legal and professional	17,200	15,000
Communications	14,879	32,614
Occupancy and equipment rental	39,284	39,292
Promotional costs	5,583	18,254
Interest expense	2,260	-
Other operating expenses	29,638	34,852
Total operating expenses	283,239	329,728
Net Loss Before Income Tax Benefit	(96,747)	(61,122)
Income Tax Benefit	(17,980)	(12,145)
Net Loss	$ (78,767)	$ (48,977)

The accompanying notes are an integral part of these financial statements

Fox, Reusch & Co., Inc.

Statements of Changes in Shareholders' Equity
For the Years Ended June 30, 2007
and June 30, 2006

	Common Stock	Additional Paid-In-Capital	Retained Earnings	Treasury Stock
Balance June 30, 2005	$ 52,000	$ 150,000	341,948	$ 150,597
Additional capital contribution		50,000		
Net Loss			(48,977)	
Balance June 30, 2006	52,000	200,000	292,971	150,597
Additional capital contribution		25,000		
Net Loss			(78,767)	
Balance June 30, 2007	$ 52,000	$ 225,000	$ 214,204	$ 150,597

The accompanying notes are an integral part of these financial statements.

Fox, Reusch & Co., Inc.

Statement of Cash Flows

	For The Years Ended	
	June 30, 2007	June 30, 2006
Operating Activities		
Net Loss	$ (78,767)	$ (48,977)
Adjustments to reconcile loss to net cash provided by operating activities:		
Depreciation	3,335	3,124
Deferred income taxes	(17,980)	(12,145)
Changes in operating assets and liabilities:		
Cash segregated for the exclusive benefit of customers	(493)	(104)
Accounts receivable	3,417	4,325
Income tax receivable	525	-
Prepaid expense	3,700	-
Securities owned	66,990	102,830
Accounts payable	4,607	(7,752)
Accrued expenses and other current liabilities	118	61
Net Cash Provided by (Used in) Operating Activities	(14,548)	41,362
Investing Activities		
Purchases of equipment	-	(1,505)
Net Cash Used In Investing Activities	-	(1,505)
Financing Activities		
Proceeds from officer loan	100,000	-
Additional capital contributions	25,000	50,000
Net Cash Provided by Financing Activities	125,000	50,000
Increase in Cash and Cash Equivalents	110,452	89,857
Cash and Cash Equivalents at Beginning of Year	208,839	118,982
Cash and Cash Equivalents at End of Year	$ 319,291	$ 208,839

The accompanying notes are an integral part of these financial statements.

Fox, Reusch & Co., Inc.

Statement of Changes in Subordinated Borrowings
For the Year Ended June 30, 2007

Subordinated borrowings at July 1, 2006	$	-
Increases:		
Issuance of subordinated note		100,000
Subordinated borrowings as of June 30,2007	$	100,000

The accompanying notes are an integral part of these financial statements.

Fox, Reusch & Co., Inc.

Notes to Financial Statements
June 30, 2007

Note 1 - Significant Accounting Policies

Description of Business
Fox, Reusch & Co., Inc. (the "Company"), an Ohio Corporation, provides brokerage services specializing in the trading of municipal securities.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Security transactions and related revenue and expense are recognized based on the trade date basis, regardless of when the transactions are settled.

Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Statement of Cash Flows
Cash equivalents consist of demand deposits held by banks and money market funds invested in short term investments. Cash segregated under federal securities regulation for the benefit of customers is not included as a cash equivalent item. The Company paid interest of $2,121 and -0- during the years ended June 30, 2007 and 2006 respectively. The Company paid income taxes of $(525) and -0- during the years ended June 30, 2007 and June 30, 2006, respectively.

Securities Owned
Securities owned are valued at market value. Some of these securities are not readily marketable but are valued at estimated fair value as determined by management. The resulting differences between cost and market (or estimated fair value) are included in income.

Concentrations of Credit Risk
Cash deposits are insured up to $100,000 by the federal deposit insurance corporation. Cash deposits were $257,820 in excess of the insured amount as of June 30, 2007.

Note 2 - Cash Segregated Under Federal Regulations

Cash of $38,535 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Fox, Reusch & Co., Inc.

Notes to Financial Statements
June 30, 2007

Note 3 – Securities Owned

Securities owned consist of trading securities at quoted market value or at estimated fair value as determined by management. Following is a summary of these investments as of June 30, 2007:

Corporate stocks and other	$	44,565

Note 4 – Income Taxes

The Company files annual tax returns based on calendar year income rather than book income which is reported on a fiscal year basis. Accrued income taxes represent an estimate of taxes due on income for the six months ended June 30, 2007 and June 30, 2006 and any balances due from previously filed returns. Temporary differences giving rise to the deferred tax asset of $43,885 consist of unused net operating loss carryforwards of $250,117 that may be applied against future taxable income and that expire in the years 2024 through 2027. The allocation of income tax expenses (benefits) is as follows for the years ended June 30:

	2007	2006
Current Local	$ -	$ -
Current Federal	-	-
Deferred Local	(2,423)	(1,524)
Deferred Federal	(15,557)	(10,621)
	$ (17,980)	$ (12,145)

Note 5 – Note Payable – Officer

The Company has borrowed $100,000 from its majority shareholder in November of 2006. This note is subordinated to the claims of general creditors and matures on December 30, 2016. Interest is payable at the rate of 5% per year.

Note 6 – Commitments

The Company is committed under an operating lease for the rental of office space. Annual payments under these agreements are shown below:

For The Years Ending June 30		
2008	$	35,431
2009		35,431
2010		35,431
2011		5,905

Rental expenses for the years ended in 2007 and 2006 were $39,284 and $39,292 respectively.

Fox, Reusch & Co., Inc.

Notes to Financial Statements
June 30, 2007

Note 7 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On June 30, 2007, the Company had net capital of $384,189, which was $134,189 in excess of its required net capital of $250,000. The percentage of aggregate indebtedness to net capital was 2.9%.

Note 8 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were a few reconciling items between the June 30, 2007 unaudited Focus report and this report. The net effect on net capital was an increase of $824.

Net capital as reported on the unaudited Focus report of June 30, 2007	$	383,505
Increase in shareholders' equity as a result of post Focus accrual adjustments		17,980
Increase in non-allowable assets as a result of post-Focus accrual adjustments		(17,980)
Decrease in securities haircuts		683
Other		1
Net Capital as Audited	$	384,189

Note 9 – Financial Instruments with Off-Balance Sheet Risk

As a securities broker and dealer, the Company is engaged in various securities trading, brokerage and clearing activities serving a diverse group of institutional and individual investors and other brokers and dealers. A substantial portion of the Company's transactions are collateralized and are executed with and on behalf of its clients. The Company's exposure to credit risk associated with nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the client's ability to satisfy their obligations to the Company.

The Company does not anticipate nonperformance by clients or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each client and counterparty with which it conducts business.

Note 10 – Related Party Transactions

A substantial portion of the Company's revenues are derived from related individuals and entities partially owned by related individuals. During the year ended June 30, 2007, security sales to related individuals and entities were over 86% of all security sales. In addition, certain overhead costs of the Company are reimbursed by these affiliated entities. The reimbursement of overhead costs amounted to $65,800 and $52,200 in the years ended June 30, 2007 and June 30, 2006.

Fox, Reusch & Co., Inc.

Computation of Net Capital Pursuant to Rule 15c3-1(f)
June 30, 2007

Net Capital		
Shareholders' equity		$ 340,607
Add: Subordinated loan		100,000
Less: Nonallowable assets		49,325
Net capital before haircuts on securities positions		391,282
Haircuts on securities:		
Stocks and warrants	6,685	
Undue concentrations	408	(7,093)
Net capital		$ 384,189
Aggregate Indebtedness		$ 11,109
Net capital required based on aggregate indebtedness		$ 741
Computation of Basic Net Capital Requirement		
Minimum net capital required (Based on minimum dollar requirement)		$ 250,000
Excess Net Capital		$ 134,189
Excess Net Capital at 1000% (Net capital less 10% of aggregate indebtedness)		$ 383,078
Percentage of Aggregate Indebtedness to Net Capital		2.9%

Fox, Reusch & Co., Inc.

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
June 30, 2007

Credit Balances	$ -
Debit Balances	$ -
Amount Required to Be on Deposit in Reserve Bank Account	$ -
Amount Held on Deposit in Reserve Bank Account	$ 38,535

Note - No material difference exists between the above schedule which is based on the accompanying financial statements and the unaudited schedule filed in Part II of the FOCUS report.

Fox, Reusch & Co., Inc.

Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
June 30, 2007

Market Value and Number of Items of:

1 Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ None
Number of items:	None
2 Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ None
Number of items:	None


KLP
Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors of
Fox, Reusch & Co., Inc.

In planning and performing our audit of the financial statements of Fox, Reusch & Co., Inc. for the year ended June 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Indianapolis, Indiana
August 16, 2007

END